FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated December 18, 2009 (“Change in Independent Audit Company”)

EXHIBIT 99.1

CHANGE IN INDEPENDENT AUDIT COMPANY

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As per the CMB’s Communiqué (Serial: X, No: 25) amending the Communiqué regarding the Independent Auditing Standards in Capital Markets stating that Independent Auditor Companies can serve their client companies for, at most, seven accounting terms, KPMG’s time as Turkcell’s Independent Auditor has been completed. KPMG has been our Company’s Independent Audit Company since 1994.

In accordance with the Audit Committee’s recommendations, our Company’s Board of Directors resolved on December 18, 2009, that DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Müsavirlik A.S. shall be appointed as  Turkcell’s Independent Auditor (as referred to in Article 16 of our Company’s Articles of Association) for a period of two years regarding the audit of our Company’s consolidated financial statements and that this appointment shall be submitted  for the approval of our shareholders during the first Ordinary General Assembly Meeting of our Company.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Gonca Yılmaz Batur
Investor & Int. Media Relations	Procurement & Contract Mng.
Division Head	Division Head
18.12.2009, 19:0	18.12.2009, 19:0

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 18, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 18, 2009	By:	/s/ Gonca Yılmaz Batur
Name: Gonca Yılmaz Batur Title: Procurement & Contract Mng. - Division Head